UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

LAVA Therapeutics N.V.

Results of Annual General Meeting of Shareholders

On June 19, 2024, LAVA Therapeutics N.V. (the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3. Adoption of the Dutch statutory annual accounts for the financial year ended December 31, 2023.

The Company’s shareholders adopted the Dutch statutory annual accounts for the financial year ended December 31, 2023.

Agenda Item 5. Appointment of the external auditor for the financial year 2024 for purposes of Dutch law.

The Company’s shareholders appointed PricewaterhouseCoopers Accountants N.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2024.

Agenda Item 6. Release from liability for the Company’s directors with respect to the performance of their duties during the financial year ended December 31, 2023.

The Company’s shareholders released the Company’s directors from liability with respect to the performance of their duties during the financial year ended December 31, 2023.

Agenda Item 7. Re-appointment of Kapil Dhingra as non-executive director of the Company.

The Company’s shareholders re-appointed Kapil Dhingra as non-executive director of the Company.

Agenda Item 8. Re-appointment of Karen Wilson as non-executive director of the Company.

The Company’s shareholders re-appointed Karen Wilson as non-executive director of the Company.

Agenda Item 9. Re-appointment of Stephen Hurly as executive director of the Company.

The Company’s shareholders re-appointed Stephen Hurly as executive director of the Company.

Agenda Item 10. Amendment to the Company’s articles of association.

The Company’s shareholders approved the amendment to the Company’s articles of association to eliminate the preferred shares from the articles of association, indicate that the powers of the Company's board of directors include setting the Company's policy and strategy, and allow the Company's board of directors to hold the Company's general meeting as a fully virtual meeting once Dutch law facilitates this.

Agenda Item 11. Extension of authorization of the Company’s board of directors to issue ordinary shares and to grant rights to subscribe for ordinary shares in the Company's capital.

The Company’s shareholders extended authorization of the Company’s board of directors to acquire shares (or depository receipts for such shares) for up to 10% of the Company’s issued share capital for a period of 18 months following the date of the Annual General Meeting of Shareholders.

Agenda Item 12. Extension of authorization of the Company’s board of directors to limit or exclude pre-emption rights.

The Company’s shareholders extended authorization of the Company’s board of directors to limit or exclude preemption rights.

Agenda Item 13. Extension of authorization of the Company's board of directors to acquire shares (or depository receipts for such shares) in the Company's capital.

The Company’s shareholders extended authorization of the Company’s board of directors to acquire shares (or depository receipts for such shares) in the Company’s capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAVA Therapeutics N.V.
(Registrant)

Date: June 20, 2024	By:	/s/ Fred Powell
Fred Powell
Chief Financial Officer